Filed Pursuant to Rule 424(b)(7)

Registration No. 333-148029

PROSPECTUS SUPPLEMENT NO. 4

(TO PROSPECTUS DATED DECEMBER 12, 2007)

AFFILIATED MANAGERS GROUP, INC.

Shares of Common Stock

                This document supplements the prospectus dated December 12, 2007 (the “Prospectus”) relating to the offer and sale of shares of the common stock of Affiliated Managers Group, Inc. from time to time by selling stockholders. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders. The selling stockholders may offer the shares through public or private transactions at prevailing market prices or at privately negotiated prices.

                The shares are listed on the New York Stock Exchange under the ticker symbol “AMG.” On April 10, 2008, the last sale price of the shares as reported by the NYSE was $95.17.

                This Prospectus Supplement should be read in conjunction with, and is not complete without, and may not be delivered or utilized without, the Prospectus, including any amendments or supplements thereto.

                Investing in our common stock involves risks that are described in our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission, or the “SEC”, on February 29, 2008, and/or any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

                Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement and the accompanying Prospectus are truthful and complete.  Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDERS

                In February 2004, we issued a total of 300,000 securities referred to as PRIDES (SM) in a private placement. The PRIDES consisted of 300,000 Income PRIDES, each with a stated amount of $1,000.  Each Income PRIDES included a purchase contract under which the holder agreed to purchase from us shares of our common stock on February 19, 2008. We agreed to file a registration statement, of which this Prospectus Supplement is a part, with the SEC to register the disposition of the shares of common stock issued upon the settlement of the purchase contracts.  We will issue up to 2.7 million shares in connection with the settlement of the purchase contracts.

                The following table sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder and the number of shares of common stock that may be offered for such selling stockholder’s account pursuant to this Prospectus Supplement. Such information has been obtained from the selling stockholders.  With respect to stockholders previously listed in a prospectus supplement, the information in the table below supersedes the previously-filed information.

Selling Stockholder	Number of Shares of Common Stock
Owned and Offered
Landesbank Berlin AG	309,457
Wolverine Convertible Arbitrage Funds Trading Limited	78,943

                The Prospectus, including any supplements thereto, also covers the possible resale of the common stock by certain other currently unknown persons who may become owners of such common stock as a result of their acquisition of common stock.  Each such transferee of a selling stockholder is hereby deemed to be a selling stockholder for purposes of making resales of common stock using the Prospectus.  To the extent required by applicable law, information about any such transferees shall be set forth in an appropriate supplement to the Prospectus.

                To our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with AMG or any of its predecessors or affiliates.  Because the selling stockholders may, pursuant to the Prospectus, offer all or some portion of the common stock of AMG, no estimate can be given as to the amount of those securities that will be held by the selling stockholders upon termination of any such sales.  In addition, the selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided the information regarding their common stock included herein in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

The date of this Prospectus Supplement is April 11, 2008.